Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Jaguar Mining Inc.
Rua Levindo Lopes 323
Funcionários CEP 30140 - 170
Belo Horizonte
Brazil

ITEM 2:	DATE OF MATERIAL CHANGE

January 25, 2013

ITEM 3:	NEWS RELEASE

A news release was issued on January 25, 2013 by Jaguar Mining Inc. (the "Company") in Belo Horizonte, Brazil.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On January 25, 2013, the Company announced that it had made an initial draw down of $5 million on its previously announced $30 million standby credit facility (the "Facility") with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the "Lender").  The remaining $25 million under the Facility will be available to be drawn down by the Company once certain of the remaining security on the assets of the Company and its subsidiaries has been registered.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On October 29, 2012, the Company issued a news release announcing that it had arranged for a $30 million standby credit facility with the Lender, subject to completion of the requisite due diligence by the Lender and the finalization of the required loan documentation.  Pursuant to the terms of the Credit Agreement, the Facility is secured against the assets of the Company and its subsidiaries.

On January 25, 2013, upon confirmation of the filing and registration of certain of the security provided for in the credit agreement entered into with the Lender, the Facility closed and the Company announced that it had drawn down the initial $5 million under the Facility.  The remaining $25 million under the Facility will be available to be drawn down by the Company once certain of the remaining security on the assets of the Company and its subsidiaries has been registered.

Copies of the October 29, 2012 and January 25, 2013 news releases are attached as Schedule A hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Jaguar Mining Inc. is knowledgeable about the material change and this report:

Douglas Willock
Chief Financial Officer
(647) 494-5524

ITEM 9:	DATE OF REPORT

February 1, 2013

SCHEDULE A

PRESS RELEASE

January 25, 2013	2013-02
For Immediate Release	JAG - TSX/NYSE

Jaguar Mining Inc. Draws Down $5 Million Under Renvest Credit Facility

Belo Horizonte, Brazil, January 25, 2013 - Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE) today announced that it has made an initial draw down of $5 million on its previously announced $30 million standby credit facility (the “Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”).  Consistent with the terms of the Facility, the Lender received an upfront fee and draw down fee together comprising 570,919 shares of Jaguar's common stock and $150,000 in cash.

The Lender has advanced the initial draw down as the process to complete registration of the remaining security under the Facility continues to be completed.  The remaining $25 million under the Facility will be available to be drawn down by the Company once certain of the remaining security has been registered.

Jaguar intends to use the proceeds from the initial drawdown and any subsequent drawdowns from the Facility for working capital related to its Turmalina, Paciência or Caeté mining projects in Brazil.

Regarding the initial draw down, Jaguar’s President and CEO David Petroff said, “We are pleased to have the financial flexibility this draw down provides while we continue the implementation of our operational improvements.  As we execute as planned, our preference will be to rely on internally generated funds to the greatest extent possible.”

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil.  Additional information is available on the Company’s website at: www.jaguarmining.com.

About Renvest Mercantile Bancorp

Renvest Mercantile Bancorp, through its Cayman-based Global Resource Fund, provides financing for companies and projects in the natural resource sector. Loans are for terms of up to 24 months, typically in the form of a senior secured debenture and often as a convertible debenture.

Contact Information

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

[###]

Principal Executive Office: Rua Levindo Lopes, 323 – CEP 30140 Belo Horizonte – MG – Brazil • info@jaguarmining.com • www.jaguarmining.com
Administrative Office: 122 North Main Street, 2nd Floor • Concord, NH  03301 – USA • Phone: (603) 410-4888 • Fax: (603) 224-6143

PRESS RELEASE

October 29, 2012	2012-28
For Immediate Release	JAG - TSX/NYSE

Jaguar Mining Inc. Announces the Arrangement of $30 Million Credit Facility
 with Renvest Mercantile Bancorp Inc. Global Resource Fund

Belo Horizonte, Brazil, October 29, 2012 - Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE) is pleased to announce that it has arranged a $30 million standby credit facility (“the Facility”) with Renvest Mercantile Bancorp Inc. (“Renvest” or “the Lender”) through its
Global Resource Fund.  The Facility is expected to close on or before November 28, 2012 subject to completion of requisite due diligence by the Lender and the finalization of the required loan documentation.  Upon closing, Jaguar will draw down US $5,000,000 from the Facility (“the Initial Drawdown”).

Interest will be applied to the outstanding balance of all amounts drawn down from the Facility at a fixed rate of eleven (11%) per annum, payable monthly in arrears.  In consideration for the Facility, Renvest will be paid a standby set-up fee as follows:

1.	$50,000, being 1% of the value of the Initial Drawdown, payable in cash on the closing date (concurrently with the Initial Drawdown);
2.
US$250,000, being 1% of the value of the Facility less the Initial Drawdown (i.e. 1% of US $25,000,000) on the earlier of (i) the date upon which security over title to Jaguar’s properties is registered and delivered to the Lender, or (ii) December 28, 2012; and

3.	450,000 common shares of Jaguar, payable on the closing date.

In addition, after the closing date, Jaguar will pay the Lender a monthly stand-by fee in cash, equal to 0.2% of the undrawn balance of the Facility, until the Facility is terminated, fully drawn down, or has expired.

Jaguar will be permitted, in one or more drawdowns, to draw down the balance of the Facility for a period of 12 months from the Closing Date.  All drawdowns from the Facility will be fully due and payable 18 months following the Closing Date.

Jaguar will pay the Lender a drawdown fee on all drawdowns (i.e. the Initial Drawdown and all subsequent drawdowns) on the date of the respective drawdown equal to:

1.	2% of the amount of the respective drawdown payable in cash; and
2.	A number of common shares of Jaguar equal to 2% of the amount of the respective drawdown.

Jaguar will use the proceeds from any drawdown for working capital related to its Turmalina, Paciência or Caeté mining projects in Brazil.
Regarding the new facility, Jaguar’s President and CEO David Petroff said, “We are pleased to have this standby facility in place as we continue to implement our restructuring and cost reduction programs.  While we are making good progress, we expect this additional financial flexibility will facilitate the execution of our plans.”

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil.  Additional information is available on the Company’s website at: www.jaguarmining.com.

About Renvest

Renvest, through its Cayman-based Global Resource Fund, provides financing for companies and projects in the natural resource sector.  Loans are for terms of up to 24 months, typically in the form of a senior secured debenture and often as a convertible debenture.

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

Forward Looking Statements

Certain statements in this press release constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Renvest Facility.  Forward-Looking Statements can be identified by the use of words, such as “is expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on System for Electronic Document Analysis and Retrieval on March 23, 2012 and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission on March 23, 2012 and available at www.sec.gov.

[###]